COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

Exhibit 10.21

AGREEMENT FOR THE PROVISION OF SERVICES

THIS AGREEMENT (the “Agreement”), is made and entered into as of the 13th day of August, 2010 with an effective date of September 18, 2010 (the “Effective Date”), by and between CompCare de Puerto Rico, Inc., a Puerto Rico corporation, with a San Juan, Puerto Rico address to be provided on or before the date indicated above (“CompCare”), and MMM Healthcare, Inc. and its corporate affiliate, PMC Medicare Choice, Inc., Puerto Rico corporations, with an address at 350 Avenida Chardon, Suite 500, Torre Chardon, San Juan, Puerto Rico (each, a “Health Plan” or collectively, the “Health Plans”).

WHEREAS, Health Plans are licensed by the Office of the Insurance Commissioner as a Health Services Organization under the laws of the Commonwealth of Puerto Rico, and each respectively has entered into a Medicare Advantage Contract with the Centers for Medicare & Medicaid Services (CMS) to provide, arrange for, and/or administer the provision of prepaid health care services;

WHEREAS, Health Plans are seeking to contract with a third-party to provide and/or arrange for the provision of mental health, substance abuse and certain pharmacy-related services on a capitated basis, to individuals covered by Benefit Plans (as defined below) sponsored or issued by Health Plans, and as otherwise described in this Agreement;

WHEREAS, certain Health Plan obligations will be administered by MSO (as defined below);

WHEREAS, CompCare is in the business of providing and/or arranging such services;

WHEREAS, Health Plans desire to contract with CompCare to provide and arrange for such services for the individuals covered by the Benefit Plans sponsored or issued by Health Plans, upon the terms and conditions set forth below;

WHEREAS, CompCare desires to provide and/or arrange for such services for the individuals covered by the Benefit Plans sponsored or issued by Health Plans, upon the terms and conditions set forth below and in accordance with the Medicare Program Requirements and other Applicable Law; and

WHEREAS, Health Plans and CompCare desire to set forth herein the definitive terms and conditions upon which CompCare shall provide and /or arrange for the services described above.

Section 1

Definitions

For purposes of this Agreement and any attachment, Exhibit or schedule attached hereto, the following terms shall have the meanings set forth below. The insurance and managed care terms defined below are consistent with definitions included in each applicable Member Agreement. In the event that any of the following defined terms are inconsistent with any federal and/or Commonwealth of Puerto Rico law or regulation which requires conformity of such terms, then the term as used herein shall automatically be deemed to be defined consistently with the applicable law and/or regulation.

Accreditation Agency means any nationally recognized, non-governmental accreditation agency generally recognized in the managed care industry, including without limitation the National Committee for Quality Assurance (“NCQA”) and the Utilization Review Accreditation Commission (“URAC”), which monitors, audits, accredits or performs other similar functions with respect to health maintenance organizations and other managed care organizations.

Agreement means this Agreement for the Provision of Services, and all exhibits hereto.

Applicable Law means such federal, state, and Commonwealth of Puerto Rico laws, rules and administrative regulations and guidance, including manuals, guidelines, operational policy letters, court decisions and written directions to Health Plans, that are adopted and/or published or sent to Health Plans by CMS, the Puerto Rico Office of the Insurance Commissioner, or any other governmental body with authority over Health Plans. Applicable Law includes Medicare Program Requirements and all applicable requirements of the Puerto Rico Health Insurance Administration (Administracion de Seguros de Salud de Puerto Rico or “ASES”).

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

Behavioral Health Provider means a duly licensed psychiatrist, psychologist, advanced practice registered nurse, physician assistant, clinical nurse practitioner, clinical social worker, or other allied behavioral health provider, licensed and/or certified to render psychiatric, psychological, counseling, crisis intervention, and/or substance abuse services, and who has contracted with CompCare to render MHSA Services to Health Plan Members according to the terms and conditions of this Agreement.

Benefit Plan means a plan of benefits that establishes a Health Plan’s obligations to its Members to provide access to and payment for Covered Services and benefits and contains the terms and conditions of a Member’s coverage, and for which Health Plans have contracted with CompCare to provide MHSA Services within such Benefit Plans. Benefit Plans include Medicare Advantage Plans (“MA Plans”) and Medicare Advantage/Prescription Drug Plans (“MA-PDPs”), including those that cover dual eligibles (i.e., Medicare beneficiaries who are also covered by Medicaid through ASES). Subject to the terms of Section 3.2, Benefit Plan includes a new plan of benefits added by a Health Plan after the Effective Date, but does not include a plan of benefits added by reason of an acquisition by a Health Plan, unless otherwise agreed by the parties. Benefit Plan also does not include any plan of benefits offered by any entity (including a Health Plan affiliate) other than Health Plans.

Capitation means the predetermined monthly payment which is allocated to CompCare for each Member covered under this Agreement as set forth in the Services Payment Addendum attached hereto as Exhibit A.

Case Management means the identification of a Member’s treatment needs, referral of a Member to appropriate CompCare Providers for assessment and treatment, and consultation with CompCare Providers in treatment planning.

Claims Administrator means an entity that processes and adjudicates MHSA Services claims for payment of services rendered by providers. A Claims Administrator can be either CompCare or an entity contracted with CompCare, subject to Health Plans’ consent.

CMS means the Centers for Medicare and Medicaid Services, which is the federal agency within the United States Department of Health and Human Services that administers the Medicare and Medicaid programs.

CompCare Provider means a Behavioral Health Provider or facility that has an agreement in effect with CompCare, either directly or indirectly through a behavioral health network contracted with CompCare, to provide MHSA Services to Members. CompCare Provider also includes a behavioral health network that has entered into a contract with CompCare to furnish the services of its contracted providers to act as CompCare Providers in accordance with this Agreement (e.g., a leased network).

Covered Services means those Medically Necessary services covered pursuant to a Member’s Benefit Plan, including MHSA Services and Covered Prescription Drug Services set forth by and listed in the MHSA Services and Pharmacy Services Addendum attached as Exhibit B of this Agreement.

Covered Prescription Drug Services means those Medically Necessary Psychotropic Drugs and services covered pursuant to a Member’s Benefit Plan and included in Health Plans’ Drug Formulary.

Credentialing means the process of collecting, verifying and evaluating information gathered about a health care professional or entity, including Medical Director interviews, site visits, references and evaluation by peer review committees or organizations, for the purpose of determining whether CompCare shall designate or continue to consider a health care professional or entity as a CompCare Provider.

Delegated Functions means a formal process by which a Health Plan gives a provider group (delegate) the authority to perform certain functions on its behalf in a manner consistent with CMS rules and regulations, NCQA standards and this Agreement, such as administration and management, marketing, utilization management, quality assurance, applications processing, enrollment and disenrollment functions, claims processing, adjudicating Medicare organization determinations, appeals and grievances, and credentialing. A function may be fully or partially delegated. NCQA defines a delegation as a delegated activity associated with any of the four categories of NCQA standards: Quality Improvement, Utilization Management, Credentialing, and Members’ Rights and Responsibilities.

Effective Date means September 18, 2010.

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

Emergency means a medical condition manifesting itself by acute symptoms of sufficient severity (including severe pain) such that a prudent layperson, with an average knowledge of health and medicine, could reasonably expect the absence of immediate medical attention to result in: (a) serious jeopardy to the health of the individual or, in the case of a pregnant woman, the health of the woman or her unborn child; (b) serious impairment to bodily functions; or (c) serious dysfunction of any bodily organ or part.

Behavioral Health Emergency means, unless otherwise required by Applicable Law, a situation in which the Member is in need of assessment and treatment in a safe and therapeutic setting, is a danger to him/herself or others, exhibits acute onset of psychosis, exhibits severe thought disorganization, or exhibits significant clinical deterioration in a chronic behavioral condition rendering the Member unmanageable and unable to cooperate in treatment. A judgment that a Member is dangerous to self or others is only required to meet the prudent layperson standard. Pre-certification is not required in the event of an Emergency or Behavioral Health Emergency.

Level of Care means the duration, frequency, location, intensity and/or magnitude of a treatment setting, treatment plan, or treatment modality, including, but not limited to: (i) acute care facilities; (ii) less intensive inpatient or outpatient alternatives to acute care facilities such as residential treatment centers, group homes or structured outpatient programs; (iii) outpatient visits; or (iv) medication management.

Medicare Program Requirements means Parts C and D of Title XVIII of the Social Security Act, as amended; the regulations governing the Medicare Advantage and Medicare Prescription Drug Benefit Programs, set forth at 42 C.F.R. Parts 422 and 423, as amended; CMS guidance and instructions related to the Medicare Advantage and Medicare Prescription Drug Benefit Programs; and the Health Plans’ CMS contracts.

Member means a Medicare Advantage eligible individual who is enrolled in a Benefit Plan offered by a Health Plan.

Medically Necessary or Medically Necessary Services means Covered Services which are: (1) necessary to meet the basic health needs of a Member; (2) provided in the most cost-efficient manner and type of setting appropriate for the delivery of the services; (3) consistent in type, frequency and duration of treatment with relevant guidelines of national medical, research and health care coverage organizations or governmental agencies; (4) consistent with the diagnosis of the condition; (5) required for reasons other than the comfort or convenience of Member or his or her physician, or not to be required solely for custodial comfort or maintenance reasons; and (6) of demonstrated medical value.

MHSA Services means mental health and substance abuse services that are covered under a Member’s Benefit Plan and are included in the MHSA Services and Pharmacy Services Addendum attached hereto as Exhibit B.

MHSA Liaison Committee means a review committee comprised of both Health Plans and CompCare employees and designees and established to collaboratively oversee CompCare’s compliance with quality requirements under this Agreement.

MSO means “MSO of Puerto Rico, Inc.,” an affiliate of Health Plan that is responsible for providing management and administrative support services such as claims processing, contracting, credentialing and provider relations among others, to Health Plans, as established in the Delegated Services Agreement between MSO and Health Plans, as may be amended from time to time.

Pharmacy Management Services means management of the provision of Covered Prescription Drug Services on a delegated basis, as described in Exhibit C (Pharmacy Utilization Management Delegation), attached hereto.

Provider or Health Plan Provider means any individual who is engaged in the delivery of health care services in the Commonwealth of Puerto Rico and is licensed or certified by the Commonwealth of Puerto Rico to engage in that activity in the Commonwealth of Puerto Rico; and any entity that is engaged in the delivery of health care services in the Commonwealth of Puerto Rico and is licensed or certified to deliver those services if such licensing or certification is required by Commonwealth of Puerto Rico law or regulation who is eligible to receive payments from CMS, and who has signed an agreement with Health Plans to provide Covered Services to Members or Members of certain Benefit Plans. Health Plan Providers do not include CompCare Providers.

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

Psychiatric Pharmacy Claims Costs means (i) the fee for service payments which Health Plans pay to their pharmacy benefits manager (“PBM”) in connection with Psychotropic Drugs dispensed to Members; (ii) pharmaceutical dispensing fees (if applicable), and (iii) to the extent not included in (i) or (ii), pharmaceutical transaction, processing or other per claim fees.

Psychotropic Drugs means the mental health and substance abuse agents listed in Exhibit B.

Service Area means the 78 municipalities which comprise the Commonwealth of Puerto Rico.

Urgently Needed MHSA Services means MHSA Services needed for a sudden illness or injury that requires medical care right away, but is not a life threatening or Emergency condition.

Utilization Management Services (“UM Services”) means the process by which CompCare and/or Health Plans evaluate on a prospective, concurrent or retrospective basis, the Medical Necessity of health care services rendered or prescribed to Members and includes a comprehensive effort to monitor and promote effective, efficient, and timely use of Covered Services. UM Services include, but are not limited to pre-certification, concurrent review, discharge planning, and Case Management programs. The purpose of CompCare and Health Plan’s UM Services is to encourage the most appropriate method of treating a Member based on prevailing standards of medical treatment which best meets the needs of the Member.

Section 2

Member Eligibility for MHSA Services and Pharmacy Management Services

2.1 Eligibility of Members.

(1) Verification of Eligibility. Health Plan shall provide CompCare Member eligibility information received from CMS on at least a weekly basis by either: (a) online data linkage or (b) a data transfer in a format specified by Health Plans and deposited in CompCare’s site as agreed by the parties. The eligibility information shall be prepared and provided to CompCare at Health Plan’s expense. CompCare will process and load into its system the eligibility file within two (2) business days of receipt. CompCare may also access Health Plans’ internet website, InnovaMd, to verify eligibility of Members on an ad hoc basis. CompCare shall treat the information received under this paragraph as confidential and shall not distribute or furnish such information to any other person or entity, except (i) as required by law, (ii) as required to provide the service CompCare is required to provide under this Agreement or to otherwise perform its obligations hereunder, or (iii) as required by Commonwealth or federal law or regulation.

(2) Retroactive Adjustments of Eligibility. CompCare acknowledges that there will be retroactive adjustments to the eligibility of Members and that Health Plans are not able to control such adjustments. Notwithstanding the above, the parties agree that CompCare shall not be financially liable for (i) any claims for mental health and/or substance abuse services related to such retroactive adjustments when they represent services rendered prior to the adjustment for a period greater than one (1) year and (ii) any claims for payment from any CompCare Provider for MSHA Services or Pharmacy Management Services rendered to any person who was at the time such services were rendered disenrolled from the Health Plans’ Benefit Plans.

2.2 MHSA Services under Benefit Plan. The Benefit Plan is the exclusive agreement between Health Plans and Members regarding the benefits, exclusions and other conditions for coverage of MHSA Services and Pharmacy Management Services. This Agreement is not intended nor shall it be deemed or construed to modify or expand the contractual obligations of Health Plans to Members as established by the Health Plans’ Benefit Plan.

Section 3

Identification of MHSA Services, Pharmacy Management Services and Communication

3.1 Services under Agreement.   (a) CompCare shall provide or arrange for MHSA Services for all Members, shall pay Psychiatric Pharmacy Claims Costs, and shall perform Delegated Functions in accordance with the terms of this Agreement, including its Exhibits. This Agreement, including its Exhibits, is the only agreement between Health Plans and CompCare that sets forth the rights, responsibilities, and other conditions for the provision and payment of MHSA Services, Psychiatric Pharmacy Claims Costs, Delegated Functions and any other service as agreed by the parties to this Agreement. The responsibilities and obligations of CompCare and Health Plans to each other and the Members

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

with respect to the transactions contemplated herein shall be limited to those defined by the terms and conditions of this Agreement.

(b) CompCare agrees to comply with Health Plans’ policies and procedures in rendering MHSA Services, Pharmacy Management Services and other Delegated Functions hereunder, provided that such policies and procedures are previously delivered to CompCare in writing.

3.2 New Benefit Plans and Modifications to MHSA Services and Pharmacy Management Services under the Benefit Plans. Health Plans shall notify CompCare in writing at least thirty (30) days prior to implementation of any modification to an existing Benefit Plan or development of a new Benefit Plan. In the event (i) a Health Plan modifies the terms of any of its Benefits Plans in a manner not otherwise required by CMS or other regulatory agency, or develops a new Benefit Plan, or (ii) new Members are added to an existing Health Plan pursuant to a CMS-approved transfer of Members from another health plan or transfer of Members by reason of an acquisition of another health plan’s business or assets that results in adding new Members to an existing Benefit Plan; where the terms of such modified or new Benefit Plan or the addition of such Members is deemed by either Health Plans or CompCare to materially decrease or increase the financial obligations or costs of a party under this Agreement, CompCare shall continue to provide MHSA Services and remain responsible for Covered Prescription Drug Services and all Delegated Functions hereunder related to such modified or new Benefit Plan, and in such event CompCare shall be compensated for such services at the Capitation rate already agreed upon; provided that, in such case, either party may request adjustment of CompCare’s compensation, downward or upward under this Agreement pursuant to Section 11.2.

3.3 Health Plan Provider and Member Communications. CompCare shall develop the content of materials regarding CompCare, MHSA Services and Pharmacy Management Services to be periodically sent to Health Plan Providers, CompCare Providers and Members, which are subject to prior approval by Health Plans. During the transition process prior to the Effective Date, CompCare shall be responsible for copying, distribution and postage of such materials to CompCare Providers, and Health Plans shall be responsible for the copying distribution and postage of such material to Health Plan Providers and Members. Thereafter, the party that initiates the communication shall pay for copying, distribution and postage, provided that all communications to Health Plans’ Members or Providers must be approved by Health Plans.

3.4 Health Plan Provider Compliance. In an effort to support CompCare’s services under this Agreement, Health Plans shall use best efforts to cause Health Plan Providers to cooperate with CompCare with respect to CompCare’s role and responsibilities pursuant to this Agreement and the provisions of services to Members contemplated hereby; provided, however, that nothing in this Agreement shall prevent Health Plans from discharging their responsibilities pursuant to the Benefit Plans and Applicable Law.

Section 4

CompCare Services and Responsibilities

4.1 Transition of MHSA Services Commenced Prior to Effective Date.

(1) Outpatient Services. Members who have commenced mental health and substance abuse treatment (including partial hospitalization) with or through Health Plans’ previous contracted MHSA Services provider, APS Healthcare Puerto Rico, Inc. (“APS”), prior to the Effective Date may continue such treatment with the same APS provider for the lesser of the time necessary to complete the treatment or ninety (90) days from the Effective Date, at which time such Members shall be transitioned to CompCare Providers. Health Plans shall use best efforts to provide a list of such Members to CompCare prior to the Effective Date, and to facilitate CompCare’s assumption of management of and payment for MHSA Services on and after the Effective Date for such Members, notwithstanding the provision of services by non-CompCare Providers during such ninety (90) day period. Health Plans will require APS to comply with, and require APS’s contracted providers to comply with, their obligation to continue to provide outpatient MHSA Services and to accept the rates under the APS fee schedule for ninety (90) days after termination of such contract.

(2) Inpatient Services. CompCare shall not be responsible for providing, arranging for the provision of, or paying for inpatient or residential mental health and/or substance abuse services (“Inpatient Care”), which a Member is receiving on a continuing basis prior to the Effective Date, where such Inpatient Care continues on and after the Effective Date. CompCare shall be responsible for arranging outpatient care services for Members being discharged from Inpatient Care on or after the Effective Date, and for any Inpatient Care that commences on or after the Effective Date.

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

(3) Psychotropic Drugs. CompCare shall not be financially responsible for the payment of Psychotropic Drugs filled prior to Effective Date. CompCare shall be financially responsible for Psychotropic Drugs prescribed and filled on or after the Effective Date.

4.2 Network Development and Management.   (a) CompCare shall establish, maintain and administer a network of CompCare Providers to provide MHSA Services and UM Services to Members which CompCare deems appropriate, subject to the network adequacy requirements set forth in Section 4.3 hereof. CompCare shall arrange for CompCare Providers as may be necessary to achieve the geographic access to MHSA Services required by Section 4.3. Health Plans may recommend to CompCare that certain providers become CompCare Providers. CompCare Providers shall be subject to final approval by Health Plans. Health Plans shall retain the right to approve, suspend, or terminate the designation of any provider as a CompCare Provider pursuant to this Agreement. CompCare will abide by the determination of Health Plans regarding the selection of the Providers and CompCare Providers. In no case shall this provision be construed to obligate CompCare to contract with or make use of any particular health care facility or professional. Health Plans shall have the right to approve new CompCare Providers and to prohibit a current or proposed CompCare Provider from providing MHSA Services to Members. CompCare makes no representations or guarantees regarding the continued availability of any CompCare Provider. CompCare shall provide Health Plans a copy of CompCare’s then current generic provider agreements. Such agreements must include the terms described in Exhibit D (CMS Requirements for First Tier and Downstream Contractors). CompCare will include in its agreements with CompCare Providers language that allows Health Plans, at their discretion, after notice to CompCare of a material breach of CompCare’s obligations hereunder, or notice of termination or nonrenewal by either party for any reason, to assume CompCare’s rights and obligations under each CompCare Provider agreement with respect to matters relating to services being rendered by CompCare Providers to Health Plans’ Members, effective immediately upon written notice of such assumption of rights and obligations by Health Plans to such CompCare Provider. The parties hereto agree that in the event Health Plans so assume CompCare’s rights and obligations under the CompCare Provider agreements as provided for in the preceding sentence, (i) Health Plans shall pay and be responsible for any and all payments otherwise due by CompCare to such CompCare Provider or any entity or individual with which CompCare contracts to have access to any CompCare Provider (e.g., a behavioral health network) as provided for in such CompCare Provider agreements; provided that if the Agreement remains in effect, Health Plans shall deduct such payments from CompCare’s Capitation payments; and (ii) Health Plans’ rights and obligations with respect to such CompCare Providers shall only apply to services rendered to Health Plans’ Members and not to such CompCare Providers’ agreements with CompCare relating to services to health plans other than the Health Plans. CompCare will have a unique provider contract with CompCare Providers to provide services to Health Plans, different from the one to provide services to other CompCare clients, or will otherwise implement contract terms acceptable to Health Plans that ensure that Health Plans may assume the terms of such contracts with respect to Health Plans, notwithstanding continuation of the CompCare Providers’ contracts with CompCare with respect to other CompCare clients. Nothing in this Agreement precludes Health Plans from entering into agreements directly with CompCare Providers, provided that, during the term of the Agreement, such agreements are not implemented in a manner contrary to the provisions of Section 13.12.

(b) CompCare shall establish and maintain a credentialing process that meets National Committee of Quality Assurance (“NCQA”) and Medicare Program Requirements for such process, including the terms set forth in Exhibit E (Credentialing Delegation), to which all CompCare Providers shall be subject. CompCare Providers shall be contractually required to continually meet CompCare credentialing standards including, but not limited to, maintenance of licensure and malpractice insurance. CompCare’s credentialing process will be reviewed and is subject to approval by Health Plans, and Health Plans shall have the right to audit the credentialing process on an ongoing basis. CompCare’s credentialing process shall comply with the applicable requirements of a nationally recognized accreditation standard as more specifically addressed in Section 9.4.

4.3 Geographic Access.   (a) CompCare shall assure that one hundred percent (100%) of all Members residing within the Service Area are within thirty (30) miles or thirty (30) minutes of a CompCare Provider.

(b) CompCare shall provide on a monthly basis to Health Plans a current listing of CompCare Providers, as required by Exhibit E. In the event Health Plans reasonably determine that there are not sufficient CompCare Providers to provide MHSA Services to Members, Health Plans shall notify CompCare of the alleged deficiency, and within ten calendar (10) days, Health Plans and CompCare shall meet to assess the alleged deficiency, and if directed by Health Plans, CompCare shall develop and successfully implement a correction plan acceptable to Health Plans.

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

4.4 CompCare’s Triage of Care. A toll-free twenty-four (24) hour, seven (7) day a week telephone and TTY line (the TTY line shall be located in Tampa, Florida) shall be made available by CompCare for Members in order to provide Member referrals to required MHSA Services, crisis intervention, and responding to Member’s inquiries and questions regarding MHSA Services and Pharmacy Management Services. The services of an appropriately qualified behavioral health care professional shall be available through such telephone and TTY line. CompCare agrees that the toll-free telephone line will be specifically dedicated to Health Plan Members, will be available in English and Spanish, as well as any other language of the Member, and the call center personnel will be locally knowledgeable Puerto Rico-based personnel.

4.5 Provision of MHSA Services and UM Services. (a) CompCare shall provide or arrange for the provision of MHSA Services and UM Services to all Members pursuant to this Agreement beginning on the Effective Date.

(b) With respect to the provision of MHSA Services hereunder, CompCare shall develop and apply standards of medical necessity, appropriateness and efficiency which reflect patterns of care found in established managed care environments. All such CompCare protocols for the provision of UM Services are subject to Health Plans’ approval and shall comply with the applicable requirements of an Accreditation Agency and Applicable Law, as more specifically addressed in Section 9.4 and Exhibit F (Utilization Management Delegation). CompCare shall involve an appropriately licensed professional whenever rendering a recommendation that mental health and/or substance abuse services that have been requested or for which payment has been requested are not Medically Necessary.

(c) CompCare shall have the right to determine the Level of Care of MHSA Services which are appropriate for the treatment of Members, including whether MHSA Services shall be rendered on an inpatient or an outpatient basis, provided that such determination is consistent with the approved CompCare protocols described in Section 4.5(b) above. CompCare shall not be responsible for paying for MHSA Services that are not authorized pursuant to the approved CompCare protocols, where such authorization is required by such protocols, unless such service is appealed through Health Plans’ appeals process and a determination is rendered that the service is a covered MHSA Service, or except as otherwise provided in Section 6. CompCare shall use reasonable efforts to advise CompCare Providers that its utilization management is a recommendation of Medical Necessity only, and not a confirmation of eligibility and/or benefit coverage, and shall prohibit CompCare Providers from billing Health Plans or Members for services denied based on such CompCare Provider’s failure to obtain authorization.

4.6 Accessibility of MHSA Services. (a) CompCare shall make MHSA Services available and accessible to Members twenty-four (24) hours per day, seven (7) days per week, and three hundred sixty-five (365) days per year and in a manner that assures continuity of care. Members shall be allowed to access the services of CompCare Providers directly and CompCare Providers will be required to obtain preauthorization for any Covered Services, if and as required by the applicable Benefit Plan or CompCare policies and procedures approved by Health Plans. If coverage of MHSA Services is denied based on a CompCare Provider’s failure to obtain preauthorization, CompCare will ensure that such CompCare Provider is prohibited from billing Members for such services, and CompCare shall indemnify or require such CompCare Provider to indemnify Health Plans and any affected Member for any medical expense incurred by Health Plans and/or the Member if the CompCare Provider bills, charges or attempts to collect any amount in violation of this section.

(b) CompCare shall comply with the following standards in arranging for the provision of MHSA Services:

(1)	Life threatening Emergency MHSA Services shall be made available to a Member through CompCare Providers immediately. Non-life threatening Emergency MHSA Services shall be made available to a Member through CompCare Providers within six (6) hours of the time MHSA Services are requested.
(2)	Urgently Needed MHSA Services shall be made available to a Member through CompCare Providers within 24 hours of the time the MHSA Services are requested.
(3)	Non-Emergency and non-Urgently Needed MHSA Services shall be made available to a Member within fourteen (14) calendar days of the time the MHSA Services are requested.

CompCare shall be deemed to be in compliance with the above requirements if an appointment with a geographically appropriate CompCare Provider is offered to a Member during regular business hours within the time period specified above, notwithstanding the Member’s preference or availability for appointment times.

(c) If necessary in order to ensure access to MHSA Services, Behavioral Health Providers may use the services of other appropriately qualified practitioners for coverage purposes. Coverage arrangements shall be made with other Behavioral Health Providers except in unusual and unanticipated circumstances. In all cases, CompCare shall require

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

its Behavioral Health Providers to arrange with the covering practitioner that he/she will accept payment from CompCare as payment in full, except for any applicable Member cost sharing amounts. CompCare shall assure that the covering practitioners that are not Behavioral Health Providers shall execute a coverage agreement in a form approved by Health Plans, and that covering practitioner will not, under any circumstances, bill Members for Covered Services, except for any applicable Member cost sharing provided for in the Member’s Benefit Plan. CompCare shall indemnify Health Plans and any affected Member for any medical expense incurred by Health Plans and/or the Member if the covering provider bills, charges or attempts to collect any amount that was the payment responsibility of CompCare, or that was billed in violation of such provider’s Member hold harmless agreement.

4.7 Mixed Services. CompCare shall be responsible only for MHSA Services and will not be responsible for the diagnosis and treatment of Members’ medical conditions even when a Member has co-existing behavioral health and medical conditions. When a Member has a condition or illness which requires both MHSA Services and non-MHSA Services, CompCare shall be responsible for providing or arranging for and, with respect to Members, paying for only the MHSA Services. Health Plans and/or the Member shall be responsible for payment of any non-MHSA Services. In determining whether certain services shall be considered MHSA Services or non-MHSA Services, and whether or not CompCare is financially responsible for such services, CompCare and Health Plans shall refer to the MHSA Services and Covered Prescription Drug Services Addendum (Exhibit B).

4.8 Pharmacy Management Service. (a) CompCare shall provide Pharmacy Management Services to Members pursuant to this Agreement and Exhibit C (Pharmacy Utilization Management Delegation) beginning on the Effective Date. CompCare shall provide Pharmacy Management Services through programs approved by CMS for Health Plans’ use; provided, however, that CompCare acknowledges that the following functions will be administered by Health Plans or Health Plans’ PBM: claims adjudication, appeals and grievances. CompCare may make recommendations regarding such programs, which are subject to Health Plans’ approval and submission to CMS for approval if necessary. CompCare shall actively participate in Health Plans pharmacy & therapeutics (P&T) committee.

(b) Health Plan will pay or arrange for payment for Psychiatric Pharmacy Claims Costs from the Pharmacy Allowance (as defined in Exhibit A hereto). Such Pharmacy Allowance will be retained by Health Plans and reconciled against the Psychiatric Pharmacy Claims Costs as further described in Exhibit A. CompCare shall not be financially responsible for the payment of any Psychotropic Drug that has not been preauthorized (if and as required by the applicable Benefit Plan and CompCare policies and procedures approved by Health Plans) consistent with such Psychotropic Drug management programs, except in the case of Emergency or Urgently Needed services or where otherwise required by Applicable Law.

(c) As part of its Pharmacy Management Services, CompCare shall develop [*]. Through the [*], CompCare shall provide [*] with [*]. All such [*] are subject to [*].

(d) CompCare shall refer all complaints and grievances (as defined by Medicare Part D rules and regulations) to Health Plan for resolution within four (4) hours of receiving the complaint or grievance from the Member or the Member’s designated representative. CompCare shall cooperate with Health Plan in the timely investigation of complaints and grievances dealing with Pharmacy Management Services.

4.9 Performance Standards; Corrective Actions. (a) CompCare shall perform its obligations under this Agreement in compliance with this Agreement, Applicable Law, Accreditation Agency requirements and the standards applicable to Delegated Functions as set forth in this Agreement and, including all exhibits to this Agreement.

(b) In the event that Health Plans determine that CompCare is not performing its obligations under the Agreement in accordance with the standards set forth in Section 4.9(a), then, at Health Plans’ option, the procedure set forth in this Section 4.9(b) may be implemented; provided, however, that nothing in this section precludes Health Plans from pursuing other remedies under the Agreement, including termination. In order to implement this section, Health Plans shall issue a written and detailed corrective action request (“CAR”) to CompCare. Upon receipt of such CAR, CompCare must:

(1) take immediate corrective action; and

(2) submit a corrective action plan (“CAP”) to Health Plans within fifteen (15) days of receipt of the CAR (or such other time frame as required by Applicable Law), including time frames for compliance.

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

Thereafter, CompCare shall immediately implement the CAP, provided that Health Plans may reject a CAP within five (5) working days of its receipt thereof, if Health Plans reasonably determine that such CAP is inadequate. If Health Plans reject a CAP, Health Plans and CompCare shall work together to develop a mutually agreeable CAP. Health Plans may audit CompCare at any time during normal business hours on not less than ten (10) days prior written notice to determine CompCare’s compliance with the CAP.

(c) In the event that: (i) CompCare fails to comply with a CAP, (ii) CompCare notifies Health Plans that it has determined it is unable to meet the conditions of a CAP, or (iii) the Parties cannot reach agreement on a CAP, or as otherwise required by ASES, CMS or other regulatory agency, then Health Plans may, in Health Plans’ sole discretion, take one or more of the following actions:

(1) amend the CAP;

(2) increase the frequency of review and audits;

(3) require CompCare to add necessary resources to ensure CompCare’s compliance with the CAP;

(4) if steady improvement is not demonstrated or CAP goals are not met as specified in the CAP time frame, impose a monetary penalty as specified in Exhibit G (Performance Standards);

(5) if the CAP involves timely and/or accurate payment of CompCare Providers not otherwise provided for in this Agreement, assume responsibility for payment of CompCare Providers and deduct such payment from Capitation payments;

(6) terminate the Agreement with respect to the service that is the subject of the CAP upon thirty (30) days prior written notice to CompCare; in which case the Capitation under the Agreement shall be reduced by an amount equal to Health Plans’ determination of the portion of the Capitation attributable to such service; provided, however, that CompCare may request renegotiation of such adjustment pursuant to Section 11.2; and/or

(7) terminate the Agreement on sixty (60) days prior written notice to CompCare.

Section 5

Quality Management and Reporting Requirements

and MHSA Liaison Committee

5.1 Quality Management and Other Quality Related Programs. CompCare shall establish and maintain its own quality management program and other quality related programs. CompCare shall comply with any similar programs established or required by Health Plans with respect to MHSA Services, Pharmacy Management Services and/or UM Services. CompCare’s quality management program shall be subject to approval by Health Plans and shall comply with the applicable requirements of Exhibit H (Quality Improvement Delegation).

5.2. Reporting Requirements. CompCare shall provide to Health Plans the reports identified in Exhibit I (Reporting Requirements), attached hereto, regarding the MHSA Services furnished to Members pursuant to this Agreement. CompCare shall provide such reports to Health Plans according to the time frames set forth in Exhibit I.

5.3 MHSA Liaison Committee. CompCare and Health Plans shall each designate at least two (2) employees to serve as members of the MHSA Liaison Committee. The MHSA Liaison Committee shall meet no less frequently than once every three (3) months. Specifically, but not by way of limitation, the MHSA Liaison Committee shall:

(1)	Review complaints by Members, Health Plans Providers and/or CompCare Providers;
(2)	Review cases selected by CompCare or Health Plans;
(3)	Discuss operational issues that arise under this Agreement; and
(4)	Review CompCare’s performance with respect to complying with Section 9.4. hereof.

5.4 Committee Meetings. At Health Plans’ request, a CompCare representative shall attend meetings of certain committees (e.g., Quality Management Committee, Delegation Entities Committee) established by Health Plans in order to facilitate Health Plans’ duty to oversee the Delegated Functions to CompCare as well as other committees as required from time to time by the Applicable Law.

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

Section 6

Claim Administration

Benefit Administration and Coverage Disputes

6.1 Claim Administration. CompCare shall arrange for the processing of claims submitted for MHSA Services. CompCare shall arrange for CompCare Providers to submit claims for MHSA Services to the Claims Administrator, which may be CompCare. Claims shall be paid in accordance with Applicable Law as well as the terms and conditions of the Benefit Plan and this Agreement and, with respect to CompCare Providers, the agreements with the CompCare Providers.

6.2 Benefit Administration. (a) As further provided in Section 4, CompCare and/or the Claims Administrator shall make initial determinations whether services requested by or on behalf of a Member or for which a Member has requested reimbursement are MHSA Services and/or covered Psychotropic Drugs.

(b) If an initial determination is made by CompCare that the requested services and/or supplies are not Covered MHSA Services, such the Member shall be advised of the determination regarding the lack of coverage and the Member’s rights under the Benefit Plan to appeal a denial of coverage.

6.3 Coverage Disputes with Members.

(1)	CompCare’s Internal Appeal Process. In the event of a dispute with a Member regarding coverage of MHSA Services and/or Psychotropic Drugs, CompCare shall attempt to resolve the coverage dispute in accordance with Applicable Law. If CompCare is not able to resolve such coverage dispute, CompCare shall refer the Member to Health Plans’ grievance and appeals process.

(2)	Health Plans Grievance and Appeals Process. CompCare shall cooperate with Health Plans’ grievance and appeals process as provided in the Member’s Benefit Plan CompCare agrees to abide by any decision, order or mandate of CMS, Medicare Program Requirements or Health Plans’ grievance and appeals process requiring coverage of any specific claim subject to a grievance or appeals procedure.

(3)	Arbitration or Litigation. Each party shall promptly inform the other party of any coverage dispute with Members that result in actual or threatened arbitration or litigation against CompCare and/or Health Plans (hereinafter referred to as the “Dispute”). Each party shall fully cooperate with the other in resolving the Dispute. Health Plans may, at its option, tender its defense of the Dispute to CompCare. In the event Health Plans and CompCare agree regarding the terms and conditions of a settlement of the Dispute, each party shall perform their respective obligations under the terms of the settlement. In the event Health Plans at any time elects to settle the Dispute and CompCare does not agree with the terms of the settlement, CompCare shall pay for the provision of the services and/or supplies in dispute (or Health Plans shall pay and deduct such amount from the Capitation), and the parties shall proceed with the dispute resolution procedure described in Section 6.4. CompCare shall indemnify Health Plans for arbitration awards or judgments pursuant to Section 8.2.

6.4 Coverage Disputes Between CompCare and Health Plans Regarding Members (hereinafter referred to as “Coverage Dispute”). In the event of a dispute between Health Plans and CompCare arises regarding whether particular services and/or supplies for a Member are MHSA Services for which CompCare has financial responsibility or if Health Plans enter into a settlement agreement with a Member as a result of actual or threatened grievance, arbitration or litigation and Health Plans and CompCare do not agree on financial liability for such services and the disagreement leads to a Coverage Dispute, the parties shall comply with the following Coverage Dispute resolution procedure.

(1)	The Coverage Dispute shall be submitted to Health Plans’ and CompCare’s Medical Directors for review;
(2)	The Medical Directors shall issue their determination within seven (7) business days after submission and receipt of appropriate and necessary information. In the event that the Medical Directors do not agree upon a resolution and there continues to be a Coverage Dispute after review by the Medical Directors, CompCare may submit the Coverage Dispute to arbitration pursuant to Section 11.1.

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

Section 7

Payment

7.1 Capitation Payment. CompCare shall be paid for MHSA Services, Covered Prescription Drug Services and associated administrative services and Delegated Functions in accordance with the provisions set forth in Services Payment Addendum attached hereto as Exhibit A. CompCare agrees that, throughout the term of the Agreement, the Capitation (or applicable combination of the Capitation elements described in Exhibit A, in the case of an arrangement involving less than all of the capitated services under this Agreement) is and will be [*]. In the event that CompCare has [*], CompCare shall [*] (CompCare shall disclose any information with respect thereto only in the following circumstances: if permitted by law; if not prohibited by any contractual arrangement; in connection with dispute resolution pursuant to Section 11.1; if such information is otherwise available from another source; or otherwise with appropriate confidentiality provisions), and the Capitation paid pursuant to Exhibit A [*]. In the event that CompCare [*] (CompCare shall disclose any information with respect thereto only in the following circumstances: if permitted by law; if not prohibited by any contractual arrangement; in connection with dispute resolution pursuant to Section 11.1; if such information is otherwise available from another source; or otherwise with appropriate confidentiality provisions), and the parties will discuss in good faith how to [*] and whether the Capitation [*] in order to maintain compliance with terms of this Section 7.1. In either such case, if the parties do not agree on an appropriate adjustment, either party may submit the issue for arbitration pursuant to Section 11.1 of this Agreement. [*]

7.2 Financial Liability for Services for Members. (a) CompCare acknowledges that it is financially liable for MHSA Services provided to Members, Psychiatric Pharmacy Claims Costs and the cost of activities that are Delegated Functions hereunder, as well as associated administrative costs. CompCare shall submit unaudited financial statements to Health Plans within forty-five (45) days after the end of each calendar quarter, and annual audited financial statements upon issuance. In addition, at Health Plans’ request, CompCare will provide monthly financial statements.

(b) In the event a payer on the Benefit Plans, does not pay Health Plans amounts due under the terms of its agreement with Health Plans, Health Plans shall nonetheless remain liable to CompCare for amounts owed to CompCare pursuant to the terms and conditions of this Agreement.

7.3 Transfers of Funds for MHSA Services and Administrative Services Capitation Payments. (a) Health Plans shall be responsible for depositing or transferring the MHSA Services Capitation and Administrative Services Capitation on or before the [*] day of each month for which such payment is due into a bank account designated by CompCare (hereinafter referred to as “Claims Account”).

(b) Health Plans acknowledge and agree that the Claims Account into which money from Health Plans is transferred may contain money from one or more other health plans under contract with CompCare. Health Plans also acknowledge and agree that any and all interest earned from the Claims Account shall belong to CompCare.

(c) No such amounts, which are to be or are transferred to CompCare, shall be considered Plan Assets, as this term is defined by the Employee Retirement Income Security Act (hereinafter referred to as “ERISA”).

7.4 Payment in Full. CompCare shall, and shall require CompCare Providers to, accept as payment in full for MHSA Services provided to Members, such amounts as are paid pursuant to CompCare’s agreements with CompCare Providers. CompCare Providers may collect from the Member copayments and deductibles per the Member’s Benefit Plan, and charges for services not covered under the Member’s Benefit Plan.

7.5 Member Protection Provision. (a) Except for non-Covered Services and services rendered to persons for whom Health Plans is not liable for payment, CompCare agrees and shall cause CompCare Providers to agree that, in no event, including, but not limited to non-payment by Health Plans or Health Plans insolvency or breach of this Agreement, will CompCare or CompCare Providers bill, charge, collect a deposit from, seek compensation, remuneration, or reimbursement from, or have any recourse against Members for Covered Services provided pursuant to this Agreement. CompCare shall not, and shall cause CompCare Providers not to, under any circumstances, hold a Member liable for payment of any fees that are the obligation of Health Plans. This provision will not prohibit collection of any applicable copayment/coinsurance/deductible amount billed in accordance with the terms of this Agreement and/or Benefit Plans.

(b) Subject to the rules and regulations of CMS, CompCare and Health Plans shall provide for the continuation of MHSA Services for all Members for the duration of the term for which CMS payment therefore has been made to

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

Health Plans and for Members who are hospitalized on the date on which Health Plans’ contract with CMS terminates or on the date Health Plans are declared insolvent or a bankrupt through the date of such Member’s discharge from hospitalization.

(c) The provisions of this Section shall: (1) apply to all Covered Services provided while this Agreement is in force; (2) with respect to Covered Services provided while this Agreement is in force, survive the termination of this Agreement regardless of the cause of termination; (3) be construed to be for the benefit of the Members; and (4) supersede any oral or written agreement, existing or subsequently entered into, between a CompCare Provider and a Member or person acting on a Member’s behalf, that requires the Member to pay for such Covered Services.

7.6 Payment to Providers. CompCare is solely responsible for payment for MHSA Services provided to Members. In the event CompCare fails to pay CompCare Providers or non-CompCare Providers who furnish covered MHSA Services, Health Plans may, after written notice to CompCare and only after such CompCare Provider or non-CompCare Provider has exhausted its remedies under the appeals process set forth in CompCare’s agreement with such CompCare Provider and CompCare’s policies and procedures (in the case of non-CompCare Providers), make payments to such providers on behalf of CompCare; provided that if a provider attempts to collect from a Member, Health Plans may make payment without waiting for exhaustion of CompCare’s appeals process. In such case, Health Plans shall submit an itemized list of such payments to CompCare, and Health Plans shall deduct from CompCare’s future Capitation payment(s) (with the timing of such deductions and the element of the Capitation from which the deduction is made being at Health Plans’ sole discretion) an amount equal to such payments. CompCare hereby agrees to defend and hold harmless Health Plans from any claims for payment by CompCare Providers or non-CompCare Providers for Covered Services rendered to Members that are contemplated as the responsibility of CompCare under this Agreement.

7.7 Coordination of Benefits. CompCare agrees to cooperate with Health Plans in complying with requirements relating to Medicare as a secondary payer (“MSP”). CompCare or CompCare Providers shall be entitled to collect and retain any third party recovery relating to workers compensation, no fault insurance or liability coverage. If a Member has primary coverage through any other health plan, then CompCare shall pay CompCare Providers and execute any documents required in connection with Health Plans’ MSP compliance activities.

Section 8

Insurance, Indemnification and Letter of Credit

8.1 Insurance. Each party, at its sole cost and expense, shall procure and maintain in force throughout the entire term of this Agreement and any renewal thereof, policies of general liability, professional/managed care liability and other insurance policies necessary to cover the party’s business practices and provision of services under this Agreement. CompCare’s coverage shall include general liability coverage of at least $[*] per claim and $[*] annual aggregate; and professional liability of at least $[*] per claim and $[*] annual aggregate; and managed care liability coverage of at least $[*] per claim and $[*] annual aggregate. Annual aggregate limits are shared across all three coverage lines. Upon request, CompCare shall provide Health Plans with certificates of insurance evidencing the insurance policies required by this Section 8.1, and CompCare shall notify Health Plans if such insurance coverage is terminated. CompCare’s agreements with CompCare Providers shall require CompCare Providers to procure and maintain, at their sole expense, professional liability insurance that meets the liability and professional policy limits required by Commonwealth and federal laws, CMS regulations and Health Plan credentialing requirements. Any such agreements shall provide for the termination of any CompCare Provider failing to maintain professional liability insurance or to comply any other requirement under Applicable Law to practice their profession in the Service Area.

8.2 Indemnification. (a) CompCare will indemnify and hold Health Plans harmless from and against any loss, cost, damage, expense, penalties or fines or other liability, including, without limitation, reasonable costs and attorney fees (“Costs”) incurred in connection with any and all third party claims, suits, investigations or enforcement actions, including claims of infringement of any intellectual property rights or claims by any governmental agency (“Indemnification Claims”) which may be asserted against, imposed upon or incurred by Health Plans and arising as a result of (i) CompCare’s negligent acts or omissions or willful misconduct or (ii) CompCare’s breach of this Agreement, including assertions of breach relating to CompCare Providers.

(b) Health Plans will indemnify and hold CompCare harmless from and against any Costs for Indemnification Claims which may be asserted against, imposed upon or incurred by CompCare and arising as a result of (i) Health Plans’ negligent acts or omissions or willful misconduct, benefit design and coverage decisions, or (ii) Health Plans’ breach of this Agreement.

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

(c) As a condition of indemnification, the party seeking indemnification (“Indemnified Party”) shall notify the other party (“Indemnifying Party”) in writing promptly upon learning in writing of the assertion of any Indemnification Claim for which indemnification may be sought hereunder; provided, however, that the failure timely to give a notice shall affect the rights of an Indemnified Party hereunder only to the extent that such failure has a material prejudicial effect on the defenses or other rights available to the Indemnifying Party.

(d) The Indemnifying Party shall be entitled to assume and control the defense of the Indemnification Claim at its expense and through counsel of its choice (which counsel shall be reasonably satisfactory to the Indemnified Party) if it gives written notice of its intention to do so to the Indemnified Party within fifteen (15) days of the receipt of such notice from the Indemnified Party and acknowledges in such notice its obligation to indemnify the Indemnified Party hereunder against any Costs that may result from such Indemnified Claim; provided, however, that the Indemnifying Party shall not have the right to assume the defense of the Indemnification Claim if (i) any such claim seeks, in addition to or in lieu of monetary losses, any injunctive or other equitable relief, or (ii) the Indemnification Claim seeks criminal sanctions or imposition of governmental agency penalties (including without limitation sanctions, fines or termination of Health Plans’ CMS contract(s)) against the Indemnified Party. In the event the Indemnifying Party does not have the right to assume the defense or does not elect to assume defense of the Indemnification Claim, the Indemnified Party shall select counsel of its choice (which counsel shall be reasonably satisfactory to the Indemnifying Party) and the Indemnifying Party shall pay the Costs for the Indemnification Claim.

(e) If the Indemnifying Party undertakes defense of an Indemnification Claim pursuant to the provisions of subsection (d), the Indemnified Party may participate in such defense at its own expense unless the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and the parties shall have reasonably concluded that representation of both parties by the same counsel would be inappropriate due to actual or potential conflict of interests between them. In the event of such a conflict of interests, the Indemnifying Party shall pay the reasonable attorneys’ fees of defending the Indemnified Party (which counsel shall be reasonably satisfactory to the Indemnifying Party), subject to the right of the Indemnifying Party, subsequent to payment of such fees by the Indemnifying Party, to seek recoupment of some or all of such legal fees reimbursed for conflicts counsel by the Indemnifying Party based upon a judicial or other binding determination of the relative fault of the parties or as otherwise determined pursuant to agreement or settlement.

(f) If the Indemnifying Party is defending the Indemnification Claim, it shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any Indemnification Claim on a basis that would result in (i) the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party; (ii) a finding or admission of a violation of the Medicare Program Requirements or other Applicable Law or violation of the rights of any person by the Indemnified Party; or (iii) a finding or admission that could otherwise have an adverse effect on the Indemnified Party.

(g) The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably requested by the Indemnifying Party.

(h) If the Indemnifying Party elects to direct the defense of the Indemnification Claim, the Indemnified Party shall not make any payment toward a settlement of such claim, unless the Indemnifying Party consents in writing to such payment. If the Indemnifying Party declines or is not entitled to direct the defense of the Indemnification Claim pursuant to this Section, the Indemnified Party shall have the right, at the expense of the Indemnifying Party, (i) to direct the defense of the Indemnification claim, and (ii) to consent to the entry of any judgment or enter into any settlement with respect to the Indemnified Claim in any manner it may reasonably deem appropriate after giving written notice thereof to the Indemnifying Party, and the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnified Party’s expense, all witnesses, pertinent records, materials and information in the Indemnifying Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably requested by the indemnified Party.

(i) Except as set forth in subsection (f), if either party refuses to consent to a settlement of an Indemnification Claim and the ultimate Costs exceed the settlement offer, the party refusing consent shall be responsible for all Costs that exceed the Costs that would have been incurred if the settlement offer had been accepted.

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

8.3 Letter of Credit. (a) Prior to the Effective Date, CompCare shall obtain and deliver to Health Plans a letter of credit for the benefit of Health Plans in the amount of Four Million Dollars ($4,000,000) upon terms and conditions and with a bank satisfactory to Health Plans, in order to secure the performance of CompCare’s obligations under this Agreement.

(b) CompCare shall be required, during the term of this Agreement and thereafter as provided in the next sentence, to: (1) maintain such letter of credit in force at the full amount of Four Million Dollars ($4,000,000.00) (subject to the adjustments provided for in the following sentence), (2) replenish the letter of credit within five (5) business days of any draw, and (3) renew or otherwise prevent expiration of such letter of credit no less than thirty (30) days prior to any expirations thereof, as necessary to comply with the requirements of this Section 8.3. Upon nonrenewal or termination of the Agreement for any reason, the letter of credit will remain in effect for six (6) months, provided that CompCare may reduce the letter of credit amount by $666,666.66 per month after termination.

(c) CompCare and Health Plans agree that Health Plans may draw on the letter of credit if any of the following has occurred: (i) CompCare has failed to comply with any of its obligations under this Agreement, which has resulted in Financial Exposure to Health Plans; (ii) [*]; (iii) [*]; (iv) [*]; (v) [*]; (vi) [*]; or (vii) [*]. For purposes of this Section 8.3, “Financial Exposure” means that there are circumstances that, [*]. By way of example, Financial Exposure could result from: [*]. Health Plans shall be entitled to [*].

(d) Prior to drawing on any portion of the letter of credit pursuant to Section 8.3(c) above, Health Plan shall first, request payment by CompCare of any amounts being sought by Health Plans, if a request for payment has not otherwise been made; provided that failure to request payment does not affect Health Plans’ right to draw on the letter of credit. Health Plans may also deduct such amounts from the Capitation payments due to CompCare pursuant to Exhibit A; provided, however, that if Health Plans determine that the Capitation deduction would create Financial Exposure to Health Plans, then Health Plans may draw on the letter of credit instead of or in addition to Capitation deduction, as necessary to address the Financial Exposure, and further provided that Health Plans may draw the full amount of the letter of credit under Section 8.3(c)(vi) and (vii), subject to reconciliation thereafter.

Section 9

Regulatory Compliance, Filing Requirements

and NCQA Requirements

9.1 Regulatory Compliance. Health Plans are responsible for ensuring that their activities and those of the delegated entities are in compliance with all Applicable Law. CompCare shall be solely responsible for ensuring that the services it provides under this Agreement comply with any such Applicable Law. Each party shall cooperate with the other party in its efforts to achieve and/or maintain regulatory compliance.

Health Plans acknowledge that CompCare is not licensed as an insurer, health service plan, health maintenance organization or other type of licensed insurer, and to Health Plans’ and CompCare’s knowledge such licensure or other regulatory approval (“licensure/approval”) is not required of CompCare. A regulatory determination that CompCare must obtain such licensure/approval and CompCare’s failure to obtain such licensure/approval on a timely basis in order to continue providing services pursuant to this Agreement constitutes grounds for termination of this Agreement pursuant to Section 12.2(5) herein; provided that, if such regulatory determination results from a change in regulations after the Effective Date and provided CompCare obtains such licensure/approval on a timely basis, if CompCare believes that obtaining and/or maintaining such licensure/certification materially increases CompCare’s costs, CompCare may request renegotiation pursuant to Section 11.2.

9.2 ERISA Compliance. In the event any Benefit Plan is subject to ERISA, CompCare shall not be identified as or understood to be the “Plan Administrator” or a “Named Fiduciary” of the plan, as those terms are used in ERISA. CompCare has no responsibility for the preparation or distribution of the “Plan Document” or “Summary Plan Descriptions”, as those terms are used in ERISA, or for the provision of any notices or for the filing of any reports or information required to be filed in regard to the Benefit Plan. Health Plans is neither a Plan Administrator nor Named Fiduciary with respect to any insurance group.

9.3 Regulatory Filing. Health Plans shall be responsible for filing this Agreement with federal, Commonwealth and local agencies to the extent it is required to do so by any Applicable Law. The parties hereto acknowledge that the corporate parent of CompCare, Comprehensive Care Corporation, is a publicly-traded company subject to the federal securities laws, including, but not limited to, the disclosure requirements of the Exchange Act of 1933 and the rules

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

and regulations promulgated thereunder and that pursuant to such laws, rules and regulations this Agreement and the transactions contemplated thereby shall be disclosed in the periodic reports of Comprehensive Care Corporation filed with the Securities and Exchange Commission. CompCare shall redact compensation terms from such reports as well as other information as requested by Health Plans as of the date hereof, if permitted by Applicable Law or the Staff of the Securities and Exchange Commission. If any additional or different disclosure is required to be made by CompCare after the date hereof, CompCare shall notify Health Plans and shall redact compensation terms from such report as well as other information as requested by Health Plans, if permitted by Applicable Law or the Staff of the Securities and Exchange Commission. If, following any such filing, or for any other reason, an agency request changes to this Agreement, CompCare and Health Plans shall jointly discuss such request with the agency and shall implement any required changes, subject to the provisions of Sections 9.1 and 11.2 (relating to a requirement for licensure/approval).

9.4 Delegation; Accreditation Compliance. CompCare shall establish and maintain processes and programs for CompCare Provider credentialing, recredentialing, utilization management, quality assessment/improvement and claims processing which are described in this Agreement and delegated by Health Plans to CompCare. With respect to such activities, CompCare shall adhere to NCQA guidelines, Medicare Program Requirements and the requirements attached hereto as Exhibit C (Pharmacy Utilization Management Delegation), Exhibit E (Credentialing Delegation), Exhibit F (UM Delegation), Exhibit H (Quality Improvement Delegation) and Exhibit J (Claims and , Encounter Data). Comprehensive Behavioral Care Inc. agrees to apply to NCQA for an extension of its National Committee for Quality Assurance (NCQA) accreditation to CompCare de Puerto Rico, Inc. and to assist and cooperate with Health Plans in their NCQA application process, at no cost to Health Plans.

Health Plans may audit CompCare’s records regarding the above processes and programs. At least annually, Health Plans shall provide written feedback to CompCare regarding the results of Health Plans review of CompCare’s reports. Health Plans shall provide written feedback to CompCare sixty (60) days following any audit activities. In the event Health Plans reasonably determine, including pursuant to any audit, that CompCare does not meet nationally recognized accreditation standards, Health Plans may implement the CAP process described in Section 4.9. Failure to cure a deficiency or to comply with a CAP shall be grounds for termination of this Agreement as provided in Sections 4.9 and 12.2.

Section 10

Books, Records and Regulatory Provisions

10.1 Privacy of Records. CompCare and Health Plans shall maintain the confidentiality of all information regarding Members in accordance with any applicable statutes and regulations, including the federal regulations governing Confidentiality of Alcohol and Drug Abuse Patient Records, 42 CFR Part 2. If the provisions of 42 CFR Part 2 are applicable, CompCare and Health Plans shall undertake to resist in judicial proceedings any effort to obtain access to information pertaining to Members otherwise than as expressly provided for in such federal confidentiality regulations.

10.2 Release of Records. Upon request by Health Plans, CompCare shall be responsible for obtaining and releasing to Health Plans all information and records or copies of records regarding MHSA Services, Pharmacy Management Services and/or UM Services provided to a Member. Such information shall be provided to Health Plans by CompCare, or CompCare shall require CompCare Providers to provide such information, at no charge, within five (5) days from the date of such request, or such later time as permitted by the requesting agency.

10.3 Health Plans Access to CompCare’s Records. CompCare acknowledges and recognizes that Health Plans shall have full rights to audit performance data, operational data, patient records, process records, reports and all data pertaining to management and services provided by CompCare, in full or in part, for Health Plans under this Agreement. CompCare also acknowledges and recognize that Health Plans have the right, with prior written notice of at least ten (10) days, except as otherwise provided under this Agreement, and in a manner that does not unreasonably disrupt CompCare’s operations and in compliance with CompCare’s policies and procedures relating to security and confidentiality, to audit the operations, to include all data and process flows and all services provided to Health Plans or its Members covered under this Agreement. Audits shall be conducted in accordance with the conditions of this Agreement, and Applicable Laws and regulations. Health Plans may elect to conduct any and all audits directly or it may elect to contract with an independent third party.

As part of the recognized and acknowledged Health Plans’ right to audit, Health Plans or its authorized representative shall be provided full access to all CompCare data, records and reports , and business and financial records, as

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

stipulated above pertaining to operations and services provided to Health Plans under the terms of this contract. This includes but is not limited to operational performance data, policies, procedures, contracts, certifications, personnel data specially as it pertains to qualifications, certifications, training and any other performance or qualification or appropriateness for position related data and any other data or documents that have a bearing on or impacts the services provided.

During the course of the audits or self-audits conducted under the provisions of this Agreement, CompCare and/or Health Plans or the regulator (either directly or through an independent third party), either jointly or independently, may identify situations which can adversely affect Members, groups, providers; areas of improvement, etc. On an ongoing basis CompCare must perform self-audits and report the result of the same not later than fifteen days (15) after the end of the month in which the audit was performed. Upon documentation of the findings, CompCare will immediately prepare an impact report, a copy of which will be submitted to Health Plans. CompCare will also prepare a Corrective Action Plan (CAP) to address and correct the identified deficiency, monitor the CAP or to implement the improvement. Health Plans have the right to establish reasonable specific dates by which the CAP or the improvement must be successfully completed, and to involve or implement any applicable penalties as described in Exhibit G (Performance Standards). The Health Plans also have the right to audit and review the completion of the CAP to ensure that deficiencies have in fact been corrected or that the improvement has been implemented.

CompCare acknowledges and agrees that it must comply with Applicable Law and agree to audits and inspection by CMS and/or its designees or any other government entity and to cooperate, assist, and provide information as requested, and maintain records a minimum of 10 years or for a longer period of time as required by Applicable Law. Also, CompCare acknowledges that it must grant CMS, or its designees the right to inspect all information pertaining to this Agreement during the term of the same and a minimum of 10 years after termination of this Agreement or for a longer period of time as required by the Applicable Law.

Furthermore, CompCare and all related contractors and subcontractors agree: (a) to provide Health Plans with timely access to records, information and data necessary for: (i) Health Plans to meet their obligations under their respective contracts with CMS; and/or (ii) CMS to administer and evaluate the Benefit Plans offered by Health Plans; and (b) to submit all reports and clinical information required by the Health Plans under their respective contracts with CMS.

10.4 Compliance with HIPAA. As CompCare and Health Plans agree that CompCare is a business associate as defined in 45 CFR Sec. 160.103 (the Administrative Simplification provisions of the Health Insurance Portability and Accountability Act of 1996 “HIPAA”) of Health Plans (the covered entity under HIPAA), CompCare agrees to perform its responsibilities hereunder in a manner that complies with the requirements of HIPAA currently in effect, and as may be amended, and as applicable to CompCare’s relationship with Health Plans. Further, Health Plans as the covered entities and CompCare as Health Plans’ identified business associate agree that their use and disclosure of Protected Health Information (PHI) of Health Plans Members will comply with HIPAA’s “minimum necessary” standards without disrupting the normal treatment, payment or business operations of either party. CompCare will execute the Business Associate Agreement attached hereto as Exhibit K as required of all of Health Plans’ business associates.

10.5 Compliance with Law. Each of the parties hereto represents and warrants to the other parties hereto that such party does at the time of executing this Agreement, and shall at all times during the term of this Agreement, comply with Applicable Law, including the Medicare Program Requirements, applicable ordinances, statutes, regulations and other requirements of municipal, Commonwealth of Puerto Rico and federal authorities including but not limited to Federal Prompt Payment, Federal Criminal Law, the False Claims Act (31 U.S.C. 3729 et seq) and the anti kick-back statute (section 1128B(b) of the Social Security Act).

10.6 Policies and Procedures. CompCare shall abide by all policies and procedures adopted and amended from time-to-time by Health Plans as they apply in general to this Agreement. Health Plans shall provide advance written notice of any material changes in Health Plans’ policies and procedures. CompCare will have specific policies and procedures that will be used when performing the Delegated Functions. Such policies must be approved by Health Plans and must comply with the current requirements of Health Plans and its programs. CompCare understands that its policies and procedures must remain in compliance with the requirements of Health Plans’ programs.

10.7 Accountability. CompCare acknowledges that Health Plans oversee and are accountable to CMS for any functions and responsibilities set forth in the regulations governing the Benefit Plans as set forth in 42 CFR 422.502(i)(1). CompCare further acknowledges and agrees that pursuant to the Medicare Program Requirements, Health Plans, or its designees will monitor CompCare’s performance hereunder and that, Health Plans, and/or CMS

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

shall have the right to terminate the Agreement (subject to the notice and cure period provisions of Section 12.2(1) hereof) if CompCare does not comply with its duties and obligations under the Agreement.

10.8 CompCare Access to Health Plans’ Records. During regular business hours and upon reasonable notice of not less than fourteen (14) days, CompCare shall have access to information and records or copies of records held by Health Plans only to the extent necessary to verify compliance with the provisions of Exhibit A, Sections 4.9, 7.6 or 8.3, and subject to the confidentiality provisions of Section 13.10. Such records shall be retained by Health Plans for at least ten (10) years after from termination of the Agreement or from the date of completion of any audit, whichever is later. No third party may be allowed or designated to conduct an audit or inspection without the prior written consent of the party whose records are being audited or inspected, which consent shall not be unreasonably withheld.

Section 11

Arbitration and

Renegotiation of this Agreement

11.1 Arbitration between Health Plans and CompCare. In the event a dispute between Health Plans and CompCare arises out of or is related to this Agreement, CompCare and Health Plans shall meet and negotiate in good faith to attempt to resolve the dispute. In the event the dispute is not resolved within thirty (30) days of the date one party sends written notice of the dispute to the other party, and if either party wishes to pursue the dispute, then such party’s exclusive remedy (and the exclusive remedy of the other party with respect to counterclaims, if any) will be to pursue final and binding arbitration pursuant to this Section 11.1. In such circumstance, either party may provide thirty (30) days written notice of its intent to commence binding arbitration before three arbitrators pursuant to the commercial arbitration rules of and under the auspices of the American Arbitration Association (“AAA”). Each party shall select one arbitrator and the two arbitrators shall select the third arbitrator. The arbitrators shall be persons with experience in the area of Medicare Advantage and Medicare Part D capitation arrangements. The arbitration shall be held in Wilmington, Delaware and shall commence no later than sixty (60) days after the receipt of the written notice of arbitration. The arbitrators shall have no authority to award any punitive or exemplary damages or to vary or ignore the terms of this Agreement and shall be bound by controlling law.

11.2 Renegotiation Procedure. If either party requests renegotiation pursuant to Section 3.2, Section 4.9(c)(6) or Section 9.1, or as a result of a breach of the representations and warranties of Health Plans set forth in Exhibit A hereto, the parties shall engage in good faith negotiations with the intent and goal of reaching a consensus which will preserve each party’s anticipated benefit and respective rights and obligations under this Agreement. In the event of failure to agree upon renegotiated amounts pursuant to Section 3.2, Section 4.9(c)(6) or Section 9.1 within thirty (30) days of one party issuing notice of a request for renegotiation, CompCare shall continue to provide MHSA Services, pay for Covered Prescription Drug Services, and perform all Delegated Functions hereunder (or any remaining Delegated Functions or other services, in the case of revocation of any Delegated Function or termination of any other services pursuant to Section 4.9(c)(6)) with respect to the Benefit Plans that are subject to the renegotiation, and in such event CompCare shall be compensated for such services at the Capitation rate already agreed upon, including any adjustment imposed pursuant to Section 4.9(c)(6), subject to either party’s right to request arbitration pursuant to Section 11.1. Unless otherwise agreed by the parties, any adjustment to the amounts paid to CompCare that are subsequently agreed to by the parties shall be retroactive to the effective date of the renegotiation notice issued by the party requesting a renegotiation.

Section 12

Term and Termination

12.1 Term. This Agreement shall be effective on the Effective Date and shall continue until September 30, 2012, unless terminated as provided in this Agreement. After the initial term, this Agreement shall automatically renew for an additional one (1) year term on each October 1, unless either party provides at least ninety (90) days prior written notice to the other party of its intent to not renew this Agreement.

12.2 Termination. This Agreement may be terminated as follows:

(1)

by CompCare or Health Plans, upon sixty (60) days prior written notice in the event of a material breach by either party of any term of this Agreement; provided that the notice period shall be thirty (30) days in the event that the breach involves either party’s financial obligations. The written notice shall specify the nature of the breach. In the event the breaching party cures the breach within thirty (30) days after the non-breaching party’s written notice, this Agreement shall not terminate. If a notice of breach is a party’s third

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

(or more) notice of breach to the other party within any twelve (12) month period, the non-breaching party, at its sole discretion, need not provide the breaching party an opportunity to cure.

(2)	by Health Plans, at any time “without cause,” for convenience or for any other reason or for no reason at all, upon at least ninety (90) days prior written notice to CompCare; provided that no such “without cause” termination shall be effective before September 18, 2011. If Health Plans terminates the Agreement without cause effective on or after September 18, 2011 and before September 18, 2012, then Health Plans shall pay CompCare a termination payment as follows: $500,000 if termination is effective on or after September 18, 2011 and before December 18, 2011; $375,000 if termination is effective on or after December 18, 2011 and before March 18, 2012; $250,000 if termination is effective on or after March 18, 2012 and before June 18, 2012; and $125,000 if termination is effective on or after June 18, 2012 and before September 18, 2012. Health Plans shall not make any such payment in connection with a termination or nonrenewal of this Agreement effective on or after September 18, 2012. If Health Plans terminates the Agreement without cause prior to September 18, 2012, Health Plans shall have a right of first refusal to purchase any assets (including, without limitation, any lease of real or personal property) that CompCare disposes of in the Commonwealth of Puerto Rico within one year following such termination.

(3)	by Health Plans or CompCare, immediately upon written notice to the other party in the event that either party (i) has filed involuntarily against it, not otherwise discharged or bonded to the satisfaction of Health Plans within forty-five (45) days of such filing, a petition under the United States Bankruptcy Code, including a petition for Chapter 11 reorganization as set forth in the United States Bankruptcy Code; (ii) voluntarily files a petition under the United States Bankruptcy Code, including a petition for Chapter 11 reorganization as set forth in the United States Bankruptcy Code; or (iii) is unable to pay its debts generally as they become due.

(4)	by CompCare, immediately upon written notice to a Health Plan, in the event that Health Plan loses its licenses to operate as a health plan or no longer has any Members subscribed under its Benefit Plans, provided that such termination shall apply only to the affected Health Plan, and the Agreement shall continue in full force and effect with respect to any remaining Health Plan.

(5)	by Health Plans, immediately upon written notice to CompCare, in the event that: (a) CompCare loses any license or accreditation required in order to perform any of the services required pursuant to this Agreement; (b) CompCare fails to obtain any license or accreditation required in order to perform any of the services required pursuant to this Agreement at least ninety (90) days before such license or accreditation is required; or (c) any governmental authority otherwise prohibits Health Plans from using CompCare as a contractor.

(6)	by Health Plans, pursuant to Section 4.9(c).

(7)	by Health Plans, upon notice to CompCare, in the event of a breach of any of CompCare’s obligations under Section 8.3.

12.3 Effect of Termination.

(1)	Immediately upon termination of this Agreement, Health Plans shall notify Members subject to this Agreement of such termination.

(2)	CompCare shall cooperate with Health Plans or Health Plans’ new mental health and substance abuse vendor in transitioning the care and management of Members in treatment on the date of termination of this Agreement.

(3)	With respect to MHSA Services after the effective date of termination of this Agreement:

(a)         Outpatient MHSA Services. CompCare has no obligation to provide or arrange for the provision of outpatient MHSA Services after the effective date of termination of this Agreement; provided that CompCare’s agreements with CompCare Providers shall require CompCare Providers to agree to continue to provide MHSA Services to Members for up to ninety (90) days after termination of the Agreement or until completion of treatment, whichever occurs first, at the rates set forth in such CompCare Provider’s contract with CompCare, upon a Member’s request. Upon Health Plans’ request, CompCare shall continue to administer payments to CompCare Providers during such period.

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

(b)         Inpatient MHSA Services. In the event a Member was admitted to a hospital pursuant to the terms of this Agreement prior to the effective date of termination, CompCare shall continue to provide and arrange for the provision of inpatient MHSA Services after the effective date of termination until the earlier of the date of the Member’s discharge in compliance with applicable requirements under this Agreement, including Medical Necessity, or the date on which the Member’s coverage ceases under a Benefit Plan.

(c)         Pharmacy Management Services. CompCare has no obligation to provide, arrange for or be financially responsible for any Psychotropic Drugs dispensed to a Member after the effective date of termination of this Agreement.

12.4 Immediate Termination with cause by Health Plans of a CompCare Provider. Health Plans shall have the right to immediately terminate any CompCare Provider’s status as a CompCare provider under this Agreement upon the occurrence of one or more of the following events: (1) the withdrawal, expiration, or non-renewal of any state or local license, certificate, approval or authorization that impairs the CompCare Provider’s ability to practice; (2) exclusion from participation in any federal or state health care program; (3) in cases involving imminent harm to patient care; or (4) a determination of fraud involving the rendering of MHSA Services or other related medical services.

Section 13

Miscellaneous

13.1 Amendment. This Agreement may be amended only in writing and the amendment must be executed by both parties.

13.2 Assignment. Health Plans may assign any of their rights and responsibilities under this Agreement to an Affiliate or to any entity that assumes a Health Plan’s contract with CMS or otherwise acquires the right to provide or arrange for Covered Services to the Health Plan’s Members.

Unless otherwise agreed by Health Plans in their sole and absolute discretion, this Agreement shall terminate upon CompCare’s assignment any of its rights and responsibilities under this Agreement to any person or entity. Notwithstanding the foregoing, if CompCare provides at least ninety (90) days prior written notice to Health Plans of the proposed assignment, including the timing and identity of the proposed party(ies) to the proposed transaction (“Assignment Notice”), Health Plans shall have sixty (60) days from the Assignment Notice to give notice of termination, to be effective upon such proposed assignment. Health Plans may request additional information regarding the proposed assignment, and any such information provided by CompCare shall be deemed part of the Assignment Notice. If Health Plans do not provide written notice of termination to CompCare within sixty (60) days of the Assignment Notice, then the Agreement will not terminate upon assignment, provided that the assignment is consistent with the terms described in the Assignment Notice. For purposes of this section, “assignment” includes a “Change of Control.” “Change of Control” of a party means any change involving such party or its direct or indirect parent, however it occurs, that results in voting control of the party or its direct or indirect parent being acquired by an entity that, before such transaction, was not an Affiliate of such party. An “Affiliate” is an entity that controls, is controlled by, or is under common control of a party. CompCare shall provide prompt written notice to Health Plans of any proposed assignment pursuant to this section. CompCare and Health Plans acknowledge that the Agreement contemplates that persons and entities under contract or affiliated with CompCare or Health Plans, including MSO and CompCare Providers, may perform certain services under this Agreement.

13.3 Successors and Assigns. This Agreement shall be binding upon the successor and assigns of the parties hereto.

13.4 Entire Agreement. This Agreement and any of its Exhibits, Amendments, and Addenda constitute the entire agreement between the parties in regard to its subject matter and, except as expressly stated herein, supersedes any and all prior oral or written agreements, negotiations or understandings between the parties pertaining to the subject matter herein.

13.5 Relationship between the Parties. The relationship between CompCare and Health Plans is solely that of independent contractors and nothing in this Agreement or otherwise shall be construed or deemed to create any other relationship, including one of employment, agency or joint venture. CompCare shall have sole responsibility for the payment of all federal and Commonwealth of Puerto Rico income taxes applicable to the services rendered hereunder by CompCare and its agents and representatives.

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

CompCare expressly acknowledges its understanding that this Agreement constitutes a legally binding agreement between CompCare and Health Plans. CompCare further acknowledges and agrees that it has not entered into the Agreement based upon representations by any person other than Health Plans and that no person, entity, or organization other than Health Plans shall be held accountable or liable to CompCare for any of Health Plans’ obligations to CompCare created under this Agreement. This paragraph shall not create any additional obligations on the part of Health Plans other than those obligations created under this Agreement. No affiliates of Health Plans, present or future, are or will be bound by this Agreement. Health Plans shall not have nor exercise any control or direction over the methods by which CompCare or CompCare Providers shall perform their professional duties.

13.6 Patient Care. CompCare Providers shall remain solely responsible for exercising independent judgment in decisions about patient care. CompCare hereby expressly acknowledges that Health Plans do not practice medicine, and that CompCare Providers shall be solely responsible for all clinical decisions regarding the admission, treatment and discharge of Members under such CompCare Providers’ care.

13.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware; provided, however, (a) if Medicare Program Requirements expressly require the application of a choice of law other than Delaware, then such other law shall apply and (b) if a claim must be brought under the law of a jurisdiction other than the State of Delaware (such as under the law of the Commonwealth of Puerto Rico or federal laws) in order to be validly asserted, then the law of such jurisdiction shall apply to such claim and matters relating to or arising from such claim. In the event that any Applicable Law enacted after the Effective Date expressly requires specific language be included in this Agreement, such provisions are hereby incorporated by reference without further notice by or action of the parties, and such provisions shall be effective as of the effective date stated in such Applicable Law.

13.8 Severability. If any clause, sentence, provision or other portion of this Agreement is, or becomes, illegal, null void, or unenforceable for any reason, or is held by a court of competent jurisdiction to be so, the remainder of this Agreement shall remain in full force and effect.

13.9 Notices. Any notice under this Agreement shall be in writing and hand-delivered or sent by prepaid, first class mail or overnight courier to the addresses and addressees identified below, except as otherwise provided in the Agreement. The addresses and the addressees to which notices are sent for either party may be changed by proper notice to the other party using the notice procedures required by this Section 13.9.

CompCare de Puerto Rico, Inc.	MMM Healthcare, Inc and PMC
Medicare Choice, Inc..
[CompCare shall provide a Puerto Rico	350 Avenida Chardon
address on or before the date first written	Suite 500, Torre Chardon
above.]	San Juan, Puerto Rico, 00918

With a copy to:	With a copy to:
Comprehensive Behavioral Care, Inc.	General Counsel
3405 West Dr. Martin Luther King Jr. Blvd.	Aveta Inc.
Suite 101	173 North Bridge Plaza North
Tampa, Florida 33607	Ft. Lee, NJ 07024
Attn: Chairman

13.10 Confidentiality and Intellectual Property. The Confidential Information of a party (the “Disclosing Party”) which is disclosed to the other party (the “Receiving Party”) will be held by the Receiving Party in strictest confidence at all times and will not be used by the Receiving Party (or its representatives, including but not limited to affiliates, employees, officers, directors or limited liability company managers and agents) for any purpose not previously authorized by the Disclosing Party or under the terms of this Agreement. The Confidential Information of the Disclosing Party will not be disclosed or divulged by the Receiving Party to anyone, except as required by law, regulation or regulatory authority requirement, or with the prior written permission of the Disclosing Party and on the condition that the party to whom the Confidential Information is disclosed agrees in writing in advance to be bound by these terms and conditions. The Receiving Party may disclose the Confidential Information to those of its employees, advisors or affiliates (and the employees and advisors thereof) who need to review the Confidential Information for

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

the purposes authorized by the Disclosing Party but only after the Receiving Party has informed them of the confidential nature of the Confidential Information and directs them to treat the Confidential Information in accordance with the terms of this Agreement. The Disclosing Party retains all right, title and interest in and to its Confidential Information.

The term “Confidential Information” includes, but is not limited to, any information of either the Receiving or Disclosing Party (whether oral, written, visual or fixed in any tangible medium of expression), relating to either party’s services, operations, systems, programs, inventions, techniques, suppliers, customers and prospective customers, contractors, cost and pricing data, trade secrets, know-how, processes, plans, reports, designs and any other information of or relating to either party’s business, including its therapeutic, disease management, and health education programs, but does not include information which (a) was known to the Receiving Party before it was disclosed to the Receiving Party by the Disclosing Party, (b) was or becomes available to the Receiving Party from a source other than the Disclosing Party, provided such fact is evidenced in writing and the source is not bound by a confidentiality obligation to the Disclosing Party, or (c) is developed by the Receiving Party independently of the Disclosing Party’s Confidential Information, provided that such fact can be documented. Each party will also keep the terms of this Agreement confidential as Confidential Information, except as required by law or regulation.

If the Receiving Party is requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand, any informal or formal investigation by any government or governmental agency or authority, law or regulation, or otherwise) to disclose any of the Confidential Information, the Receiving Party will notify the Disclosing Party promptly in writing so that the Disclosing Party may seek a protective order or other appropriate remedy or, in its sole discretion, waive compliance with the terms of this Agreement. The Receiving Party agrees not to oppose any action by the Disclosing Party to obtain a protective order or other appropriate remedy. If no such protective order or other remedy is obtained, or the Disclosing Party waives compliance with the terms of this Agreement, the Receiving Party will furnish only that portion of the Confidential Information which it is advised by counsel is legally required and will exercise its reasonable best efforts to obtain reliable assurance that confidential treatment will be accorded the Confidential Information.

CompCare and Health Plans will comply with all Applicable Law regarding patient confidentiality. CompCare will not furnish any patient identifiable or Health Plans identifiable data or information to any third party without the written consent of Health Plans, except under the terms of this Agreement or as required by Applicable Law. The restrictions set forth in this Section 13.10 will not apply to claims data or information that is not identifiable on a Health Plans or patient basis in compliance with Applicable Law.

13.10.1         Return or Destruction of Information. All Confidential Information will remain the property of the Disclosing Party, and except to the extent required to be maintained in accordance with the Agreement, Applicable Law or the party’s standard audit procedure, the Receiving Party will return or destroy all written or tangible materials, and all copies thereof, upon request of the Disclosing Party or upon termination of this Agreement, and shall notify the Disclosing Party of such destruction or such need to retain such documentation.

13.10.2         Software Proprietary to CompCare. All CompCare software, hard coding, and logic used to generate the compilations of information contained in CompCare’s claims adjudication system and in all other software developed by CompCare or its designees in connection with performing under this Agreement, and any prior and future versions thereof by any name, are the property of CompCare and are protected by copyright which shall be owned by CompCare

13.10.2         Proprietary to Health Plans. All CompCare and Health Plans’ data and databases made available or provided to the other party, and any prior and future versions thereof by any name, are and will at all times remain the property of either CompCare or Health Plans (as the case may be) or its licensors and are deemed such party’s Confidential Information for the purposes of this Section 13.10. Neither CompCare not Health Plans will have any rights in such data or database of the other party other than the limited right to use them for the purposes of performing the services hereunder, as expressly set forth in this Agreement and in accordance with the Business Associate Agreement, attached hereto as Exhibit K.

13.10.3         Trade Names; Trademarks; and Service Marks. Neither party shall use any trade names, trademarks or service marks of the other party, or any word or symbol likely to be confused with such trade names, trademarks or service marks, unless authorized by the other party in writing or as expressly permitted by this Agreement.

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

13.10.3.1 Health Plans shall have sole responsibility for the advertising and marketing of all Health Plans. CompCare shall not promote or use Health Plans in any advertising or marketing efforts without prior written approval of Health Plans; provided, however, that CompCare shall have the right to use Health Plans’ names for the purposes of performing its obligations under this Agreement.

13.10.3.2 Health Plans and CompCare shall have the right to use the name of the other party for purposes of marketing (with the prior consent of the other party), informing Members of the identity of CompCare as a Health Plan contractor, and otherwise to carry out the terms of this Agreement.

13.10.4         Access to Information. For a period of ten (10) years after termination of this Agreement or such longer time period as may be required by Applicable Law, Health Plans and their representatives shall have reasonable access to all of the books and records of CompCare to the extent that such access may reasonably be required by Health Plans in order for Health Plans to comply with their applicable legal obligations and requirements and to enforce any other rights under the Agreement. Such access shall be afforded by CompCare upon receipt of reasonable advance notice and during normal business hours.

13.10.5         Remedies. Any unauthorized disclosure or use of Confidential Information would cause CompCare or Health Plans immediate and irreparable injury or loss that cannot be adequately compensated with money damages. Accordingly, if either party fails to comply with this Section 13.10, the other party will be entitled to specific performance including immediate issuance of a temporary restraining order or preliminary injunction enforcing this Agreement and to judgment for damages (including reasonable attorneys’ fees) caused by the breach, and to any other remedies provided by law.

13.11 No Solicitation of Employees. Unless otherwise agreed to by the affected party, from the date hereof until either party submits a notice of termination or nonrenewal to the other, neither party shall, without the prior consent of the other party, directly or indirectly solicit, employ or engage any employee of the other party for the purpose of designing, developing and/or managing a program to provide managed mental health and/or substance abuse treatment services. Notwithstanding this provision, a party will not be precluded from hiring any such person who has been terminated by a party prior to commencement of employment discussions between the other party or its representatives and such employee.

13.12 Exclusive Nature of Agreement. Health Plans and CompCare agree that, except as otherwise set forth in this Agreement or in the case of written waiver by CompCare, CompCare shall be the sole and exclusive provider of MHSA Services for the Benefit Plans issued by Health Plans as of the Effective Date of this Agreement. This provision does not prohibit Health Plans from contracting with any other provider, including a provider of behavioral health services, so long as such contract is not used by Health Plans in violation of, or contrary to, any of the provisions this Agreement. By way of example, Health Plans may have contracts with behavioral health providers that are not used in connection with providing MHSA Services for the Benefit Plans during the term of this Agreement.

13.13 Transition of Services to CompCare. CompCare will have two full time employees in its primary office located in Puerto Rico who will be available to be at Health Plan’s offices, as needed, during the transition period between the previous MHSA provider and CompCare.

13.14 Representation and Warranty Regarding Settlement. CompCare represents and warrants that (a) it and Inspira Mental Health Management, Inc (“Inspira”) have executed and delivered that certain Settlement Agreement, Release and Other Binding Commitments dated July 2, 2010 (“Settlement Agreement”), whereby it and Inspira have fully and completely settled all disputes and litigations between them, (b) all transactions contemplated by the Settlement Agreement have been completed, including filing of a stipulation of dismissal in the underlying litigation; (c) the releases contemplated by the Settlement Agreement are effective; (d) there are no disputes relating to such Settlement Agreement either pending or threatened by either CompCare or Inspira; and (e) CompCare. is wholly owned by Comprehensive Behavioral Care, Inc.

13.15 Fraud, Waste and Abuse Program. CompCare acknowledges that Health Plan has established a fraud, waste and abuse (FWA) program applicable to services performed in accordance with this Agreement. CompCare acknowledges that it will train employees and CompCare Providers at least once a year and shall comply with the provisions of the FWA program and CMS requirements in order to detect, prevent and correct fraud, waste and abuse and that it shall be in compliance with all Applicable Law, including, but not limited to monitoring and auditing internal processes and activities. CompCare shall assist Health Plan in improving a FWA program. CompCare will

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

also cooperate with Health Plans by providing information, data, records, files and/or documents required and available related to the operation of the FWA program. CompCare shall provide to Health Plans a copy of the protocol including but not limited to detection and prevention tools when requested.

Health Plans have established a Special Investigations Unit (SIU). The primary objective of the SIU is to prevent, detect and conduct preliminary or full investigations of situations that rise from suspicion or allegations of potential fraud, waste or abuse in the processing and payments of claims for services rendered to our subscribers and beneficiaries, including mental health claims.

CompCare shall establish a protocol or detection tools to verify and validate that CompCare Providers are in compliance with CMS general practice guidelines and Health Plans’ rules for mental health services. CompCare must ensure that it will pay the right amount for covered and correctly coded mental health services rendered to Members. CompCare shall provide to SIU a copy of the protocol or detection tools when requested by ISU upon reasonable written notice to CompCare.

The protocol or detection tools must take in consideration unlawful practices and most common fraud, waste or abuse practices, including, but not limited to:

•	Upcoding – incorrect reporting of procedures to maximize payments
•	Double billing – duplicate payments for same subscribers or beneficiaries, same date of services, etc.
•	Unbundling or exploding charges
•	Overutilization
•	False claims – billing for services not rendered
•	Alteration of claims forms, electronic claims records, medical documentation, etc.
•	Collusion between a provider and a Member
•	Unnecessary services
•	Using the adjustment payment process to generate fraudulent payments
•	Using another Member’s card to obtain mental health services

CompCare shall notify Health Plans of any situation that may raise suspicion or allegations of potential FWA during the processing and payment of claims. Such notice shall be provided to Health Plans immediately, and in any event, no later than ten (10) days after such suspicion or allegations of potential FWA comes to the attention of CompCare.

Section 13.16 Force Majeure. Neither party shall be liable in damages or have the right to terminate this Agreement for any delay or default in performing hereunder if such delay or default is caused by conditions beyond its control including, but not limited to Acts of God, wars, insurrections and/or any other cause beyond the control of the party whose performance is affected.

Section 13.17. Waiver. No course of dealing or failure by either party to enforce any term, right or condition of the Agreement shall be construed as a waiver or discharge of such term, right or condition. No waiver or discharge shall be valid unless in writing, singed by an authorized representative of the party against whom such waiver of discharge is sought to be enforced.

Section 13.18 Advance. On the Effective Date of this Agreement, Health Plans shall advance to CompCare Six Hundred Thousand Dollars ($600,000) of the Net Capitation Amount (as defined in Exhibit A) that will be due to CompCare pursuant to Exhibit A hereto for the final month of the initial term (or earlier termination) of this Agreement, and in consideration thereof, on the Effective Date, CompCare’s parent, Comprehensive Care Corporation, in consideration of this benefit provided to its indirect subsidiary, CompCare, shall issue to Health Plans’ designee, MSO of Puerto Rico, Inc., a warrant to purchase five million (5,000,000) shares of Comprehensive Care Corporation common stock, with a strike price of $0.25 per share and a term of five (5) years, in the form attached hereto as Exhibit L. The portion of the Net Capitation Amount advanced hereunder will be credited to Health Plans on the date that the Net Capitation Amount is due for the final month of the initial term (or earlier termination).

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized officers to execute and deliver this Agreement as of the date first written above, to be effective on the Effective Date.

COMPCARE DE PUERTO RICO, INC.		PMC MEDICARE CHOICE, INC. MMM HEALTHCARE, INC.

By:	/s/ Remedios Rodriquez	By:	/s/ Orlando Gonzalez
Printed Name: Remedios Rodriquez		Printed Name: Orlando Gonzalez
Title: President		Title:	President

Comprehensive Behavioral Care Inc. and Comprehensive Care Corporation, jointly and severally, hereby guarantee all the payment and performance obligations of CompCare de Puerto Rico, Inc. under or relating to this Agreement.

COMPREHENSIVE BEHAVIORAL CARE, INC.		COMPREHENSIVE CARE CORPORATION

By:	/s/ Clark Marcus	By:	/s/ Clark Marcus
Printed Name: Clark Marcus		Printed Name:
Title: Co-Chief Executive Officer		Title:

COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

EXHIBIT A

SERVICES PAYMENT ADDENDUM

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